Exhibit 99.g.i

Schedule of Reinsurers

•	Canada Life Assurance Company, The

•	Gen Re Life Corporation

•	Generali USA Life Reassurance Company

•	Lincoln National Life Insurance Company, The

•	Munich American Reassurance Company

•	RGA Reinsurance Company

•	Security Life of Denver Insurance Company

•	Scottish Re (U.S.), Inc.

•	Swiss Re Life & Health America Inc.

•	Transamerica Financial Life Insurance Company

As of March 20, 2007